15 Koch Road Corte Madera, California 94925 T. 415.924.1005 F. 415.927.9133 RestorationHardware.com

February 12, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: RH
Form 10-K for the fiscal year ended January 28, 2017
Response Dated January 16, 2018
File No. 001-35720

Dear Ms. Thompson:

On behalf of RH (the “Company”), this letter responds to your letter, dated January 30, 2018 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Form 10-K for the Fiscal Year Ended January 28, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment of Goodwill and Long-Lived Assets, page 58

Ms. Jennifer Thompson

Securities and Exchange Commission

February 12, 2018

1.	We note your response to comment 2. We also note that you have discrete financial information available at the individual store level via the monthly individual store P&L reports. Please address the following comments:

•	Refer to the last bullet of comment 4 in your response dated December 4, 2017. There appear to be situations which could lead to impairment charges for assets at an individual retail location for reasons other than identifying a specific store for closure. For example, your response indicated that if macro-economic matters negatively impact a specific market, you would consider whether an individual store’s ability to contribute to the asset group had been negatively impacted and whether an impairment charge should be recorded. Describe to us in further detail the situation you were contemplating in that previous response and tell us how you would assess whether a store’s contribution to the asset group had been negatively impacted and what amount of impairment charge should be recorded.

Response:

The macroeconomic factors that we were referring to in the last bullet of comment 4 in our response dated December 4, 2017 include (1) the negative conditions surrounding the energy and oil industries in the Houston market and (2) the unfavorable currency fluctuations in the Miami and Canada markets that impacted our results during fiscal 2015 and during the first quarter of fiscal 2016. During such periods the RH leadership team reviewed the monthly individual store P&L statements, including the retail 4-wall contribution, for the retail galleries affected by these macroeconomic conditions to determine if such conditions negatively impacted the galleries’ ability to contribute to the asset group. The RH leadership review indicated that while the revenue growth rate of the affected galleries was lower than the growth rate of the rest of the retail fleet, such galleries were still recording revenue growth and also continued to record positive cash contribution. The RH leadership team concluded that the negative macroeconomic factors did not adversely impact the galleries’ ability to contribute to the asset group. The RH leadership team continued to monitor the affected galleries and determined that the negative impact of the macroeconomic factors was temporary in nature.

As noted in our prior response letter, the Company has not experienced negative cash contribution from any of its gallery locations in the last three fiscal years. In addition, our legacy galleries, which continue to generate positive cash contribution, have reached or are nearing the end of the lease terms and accordingly have relatively small carrying amount of long-lived assets. Our newer full line and next generation design galleries have more significant capital investments and are strategically located in geographic areas close to our customer base and are also generating positive cash contribution. As a result, for many years the Company has not experienced negative cash contribution or other financial triggers at the 4-wall level requiring us to perform a more in-depth impairment analysis.

Ms. Jennifer Thompson

Securities and Exchange Commission

February 12, 2018

Although the Company has not experienced negative cash contribution from any of its gallery locations in the last three years, the Company, in response to the Staff’s comment, will (i) continue to monitor cash contribution at the individual gallery level, and (ii) in the event that we identify negative cash contribution from a gallery location in future periods, we would consider this to be a trigger for a deeper analysis and review. To do so, we will perform a test for recoverability of our long-lived assets at the individual gallery level through deriving a methodology to allocate the contribution from our direct (on-line) channel and other omni-channel results from the respective surrounding geographic markets. While we do not perform this analysis today, we believe that this analysis could be prepared. Given that the direct channel is profitable and has represented between 45% and 50% of our net revenues over the last three fiscal years, management expects that such an allocation of sales would provide additional “lift” to the individual store operating results in each market, which already show profitability.

Based upon the above, the Company confirms to the Staff that we will enhance our critical accounting policies and estimates disclosure regarding impairment of long-lived assets in our upcoming Form 10-K to include the lowest level of identifiable cash flows that are largely independent of other cash flows to test long-lived assets for recoverability is at the individual gallery level, which includes direct channel results from the surrounding geographic market. For impairment testing purposes, management will derive a methodology to consider the contribution margin from direct channel sales to individual galleries if the gallery 4-wall results alone are not sufficient to recover the carrying amount of an individual gallery’s long-lived assets.

•	In light of the fact that discrete financial information is available at the individual store level through the monthly individual store P&L statements, please explain to us in further detail how you concluded the lowest level of identifiable cash flows that are largely independent of other cash flows are the RH and Waterworks operating segments. As part of your response, please tell us whether items purchased online are ever returned to stores, and if so, whether and how that is reflected in the individual store P&L statements. Also tell us in more detail why you believe your non-store sales could not be allocated to individual stores or groups of stores in a meaningful way to create identifiable cash flows that are largely independent of the cash flows of other assets and liabilities at some level below the operating segment level. For example, it appears you could allocate non-store sales to individual stores based on the individual store closest to the delivery zip code or could allocate non-store sales within a state to the group of stores within that state.

Response:

As noted above, we advise the Staff that we are able to perform an analysis to allocate contribution from the direct channel sales to individual gallery locations. We respectfully agree with the Staff’s point that the lowest level of identifiable cash flows that are largely

Ms. Jennifer Thompson

Securities and Exchange Commission

February 12, 2018

independent of other cash flows is in fact at the individual gallery level. Based upon the above, the Company confirms to the Staff that we will enhance our critical accounting policies and estimates disclosure regarding impairment of long-lived assets in our upcoming Form 10-K to include the lowest level of identifiable cash flows that are largely independent of other cash flows to test long-lived assets for recoverability is at the individual gallery level. For impairment testing purposes, management will derive a methodology to consider the contribution margin from direct channel sales to individual galleries if gallery 4-wall results alone are not sufficient to recover the carrying amount of an individual gallery’s long-lived assets.

We respectfully advise the Staff that items purchased online can be returned to retail galleries, however, such returns are not currently reflected in the individual store P&L statements. Rather, the returns are credited to the original channel from which the items were purchased.

We respectfully advise the Staff that management makes strategic operating decisions for the individual gallery locations using the individual store P&L statements and the retail 4-wall contribution at each respective location. We believe that the galleries in a market area stimulate sales for the direct channel in the surrounding geographic areas. While we could have allocated sales in the direct channel to these individual galleries, we have not done so to date. Had we allocated sales of the direct channel it would have provided further cash contribution to these galleries and in that regard, we have used a more stringent operating criteria upon which to measure the success of each individual gallery.

•	Please tell us in more detail how you considered the applicability of Example 4 contained in ASC 360-10-55-35 and 55-36 to your fact pattern. It appears that you open and close individual stores that are individual sources of cash flows and that these decisions are based on forecasted or actual retail store results that do not include non-store sales.

Response:

As previously communicated in our response to comment 2 in our response dated January 16, 2018, our real estate transformation strategy includes the elimination of legacy galleries, typically at lease expiration, in areas (1) that were not identified as long term strategic markets, (2) where multiple locations existed in one broader geographic market or (3) where there was a gallery adjacent to the location of a new design gallery location. Legacy galleries have generally been closed concurrently with the opening of a new, larger design gallery in the same market. It is correct to assume that the Company opens and closes individual retail locations based upon the review of the monthly individual store P&L statements, as well as a review of the overall market in which a retail location operates and management’s expectations of future performance in that market.

Ms. Jennifer Thompson

Securities and Exchange Commission

February 12, 2018

Based on this strategy, we respectfully advise the Staff that we do not believe Example 4 contained in ASC 360-10-55-35 and 55-36 is applicable to our fact pattern.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you require additional information or have any questions about this letter, please call me at (415) 945-4573.

Very truly yours,

/s/ Karen Boone

Karen Boone

President, Chief Financial and Administrative Officer